SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2017

TAT TECHNOLOGIES LTD.
(Name of Registrant)

      P.O.BOX 80, Gedera 70750 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Press Release dated September 24, 2017 re TAT announces 5-year APU MRO contract by one of the world’s leading carriers estimated at up to $40M in revenue.

ITEM 1

Press Release	Source: TAT Technologies Limited

TAT Technologies Awarded 5-Year APU MRO Contract
by one of the world’s leading carriers Estimated at Up
To $40M in Revenue

Gedera, Israel, September  24th, 2017- TAT Technologies Ltd. (NASDAQ: TATT), through its subsidiary Piedmont Aviation Component Services (“Piedmont”), has been awarded a 5 years Auxiliary Power Unit (APU) Maintenance Support for a large fleet of  Boeing and Airbus aircrafts , estimated at up to $40M in revenue.

“We are excited to expand our existing Heat Exchanger and Landing Gear support of such a Major Carrier Company fleet into APU MRO”, said Mr. Igal Zamir, TAT’s President and CEO. “This major agreement is affirmation of TAT’s MRO services capabilities and customer services, emphasizing how TAT can apply commercial MRO and supply chain best practices to help its customers increase efficiencies and decrease costs”.

Maintenance work will be done at TAT’s APU services facility in Greensboro (NC), starting Q4 2017.

About TAT Technologies

TAT Technologies is a global OEM and aftermarket solutions company, employing more than 600 employees globally. TAT Technologies supports commercial aviation and government customers through two operating segments: Thermal Management Solutions and Power & Actuation. TAT’s Thermal Management Solutions include OEM and aftermarket of thermal management components and systems. TAT’s Power & Actuation include aftermarket support (MRO) of APU, Landing Gear and Aero-engines components. TAT Technologies controlling shareholders is FIMI Private Equity Fund.  For more information, you are welcome to visit our website:  www.tat-technologies.com

Contact:
Ms. Inna Shpringer
MARCOM Manager
Tel: 972-8-862-8594
innas@tat-technologies.com

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, the change of control that will occur on the sale by the receiver of the Company’s shares held by our previously controlling stockholders, and other risks detailed from time to time in the Company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD. (Registrant)

By:	/s/ Guy Nathanzon
Guy Nathanzon
Chief Financial Officer

Date: September 24, 2017